SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 10-C

           Report by Issuer of Securities Quoted on NASDAQ
                      Interdealer Quotation System

            Filed Pursuant to Section 13 or 15(d) of the
           Securities Exchange Act of 1934 and Rule 13a-17
                         or 15d-17 thereunder

                     Electromagnetic Sciences, Inc.
             (Exact name of issuer as specified in charter)

                         660 Engineering Drive
                        Technology Park/Atlanta
                        Norcross, Georgia 30092
                (Address of principal executive offices)

Issuer's telephone number, including area code:  (770) 263-9200


I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  Common Stock, $.10 par value
2.   Number of shares outstanding before the change:  7,008,752
3.   Number of shares outstanding after the change:  7,465,804
4.   Effective date of change:  February 23, 1996
5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Private transaction -- issued as partial consideration for acquisition of addition subsidiary shares.

Give brief description of transaction: Issuance of 457,052 shares as partial consideration for acquisition from two related partnerships of an aggregate of 548,200 shares of the common stock of LXE Inc., a majority-owned subsidiary of the Registrant.

II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change:
2.  Name after change:
3.  Effective date of charter amendment changing name:
4.  Date of shareholder approval of change, if required:


                                   Electromagnetic Sciences, Inc.

Date:  February 27, 1996           By:    /s/ William S. Jacobs

                                         William S. Jacobs



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February 29, 1996



Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

Re: Electromagnetic Sciences, Inc.
    Report on Form 10-C

Gentlemen:

We enclose for filing pursuant to the Securities Exchange Act of 1934 a Report on Form 10-C dated February 27, 1996.

Should there be any questions concerning this filing, please contact the undersigned.

Very truly yours,

ELECTROMAGNETIC SCIENCES, INC.



William S. Jacobs
Vice President and General Counsel

cc: (w/enclosure)
    National Association of Securities
      Dealers, Inc.
    Department F-10-S
    33 Whitehall Street
    10th Floor
    New York, NY 10004